November 26, 2019

Yin Yan
Chief Executive Officer
Bio Essence Corp.
8 Studebaker Drive
Irvine, CA 92618

       Re: Bio Essence Corp.
           Amendment No. 1 to Form S-1
           Filed October 28, 2019
           File No. 333-232839

Dear Ms. Yan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Prospectus Summary and Risk Factors, page 5

1. This section does not contain all of the information cited in the asterisk. Accordingly, please revise to delete this note or revise.
2. We note your discussion on page 6 concerning your sales channels. With a view to revised disclosure, please tell us whether you have conducted material sales through each of the identified channels. Given that these channels appear to be in the United States, please tell us whether your sales are concentrated in the United States. With reference to your disclosure on page 14, please also tell us whether material sales volume is conducted through your service providers.
 Yin Yan
FirstName LastNameYin Yan
Bio Essence Corp.
Comapany 26, 2019 Essence Corp.
November NameBio
November 26, 2019 Page 2
Page 2
FirstName LastName
Summary of Business and Present Offering, page 5

3. Please include a brief description of the offering in this section. Risk Factors, page 6

4. Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please describe this going concern opinion and how it impacts your business operations. Additionally, please disclose your working capital deficit and net losses to date.
Risks Related to Our Business and Industry, page 6

5. We note that you offer your products and services in China. Please advise whether any additional permits or certificates are necessary to market your products in China.
The herbal, vitamin, and nutraceuticals industry is an intensely competitive market, page 6

6. Please remove the reference to the prospectus as a "Private Placement Memorandum."
         Please also revise other statements throughout the prospectus that refer to the transaction as a private offering.
We have experienced losses and we may not achieve or sustain profitability in the future, page 8

7. Please revise this risk factor to quantify your losses for the past two fiscal years and most recent interim period.
Detailed Description of Business, page 13

8. Please disclose the basis for your statement that Bio Essence is a "leader" in the nutraceutical industry. Discuss any metrics that support the claim.
9. Please revise the organizational chart on page 14 to ensure that it reflects the current size and structure of your company. For example, you appear to show the CEO and CFO as separate individuals, but those functions are performed by the same person.
Bio Essence Herbal Essentials dba Bio Essence Health Science, page 14

10. You state that BE Essentials provides "potent" dietary supplements. Please tell us whether the U.S. Food and Drug Administration or comparable regulatory body has made any conclusions regarding the efficacy of your products.
Outlook, page 15

11. Please provide the basis for the 20% growth that you expect over the next two years and what metric you are expecting to grow.
 Yin Yan
FirstName LastNameYin Yan
Bio Essence Corp.
Comapany 26, 2019 Essence Corp.
November NameBio
November 26, 2019 Page 3
Page 3
FirstName LastName
Fusion Naturals, page 15

12. We note your statement that your products are "clinically proven." Please clarify which of your products are clinically proven and discuss the clinical results. Also discuss whether any regulatory authority has reviewed the trial data and/or approved the products.
13. Please provide the basis for your estimate of $40 million in sales within 5 years. Given the extent of the projected increase, substantially revise the prospectus to discuss all material assumptions, including, as applicable, the estimated costs to add production capacity, increase brand recognition and develop the distribution network. To the extent that you wish to present this forecast in your revised prospectus, please also clarify whether this is an annual revenue figure or is cumulative for the five-year period. Bio Essence Pharmaceutical, page 15

14. In the description of the production process you refer to research and development experts and a manufacturing facility and warehouse. We note that you currently have 13 employees. Please indicate whether you perform research and development and staff the manufacturing and distribution facility internally or whether these functions are staffed by a third party.
Challenges, page 17

15. Please disclose the name of the market research analytics firms that have provided future forecasts for the nutraceuticals industry. In your response letter, please tell us whether you commissioned these reports or any other market reports or forecasts presented in the prospectus.
The U.S., China, India and Japan Vitamin and Dietary Supplement Market, page 17

16. Please explain the difference between the dietary supplement market and the nutraceuticals market. Please also provide the source for the Japanese market estimate of
         $30 billion.
Experts, page 19

17. In this section you state that the company has a team of American medical doctors. Please clarify whether these individuals are employees of the company and if so please provide additional details about the number of doctors and how they are unique in the industry.
Facilities and Logistics, page 20

18. Please revise to expand your disclosure concerning your production facility. Given the financial projections made elsewhere in the prospectus and your legal proceedings disclosure on page 21, your disclosure in this section should discuss when you moved to the new production facility, its size and capacity, and whether new facilities or significant capital expenditures will be necessary to achieve the growth forecasts that you present.
 Yin Yan
Bio Essence Corp.
November 26, 2019
Page 4
Our Services, page 20

19. We note in the first bullet point that you establish a health record that matches a suitable doctor. Please revise to explain this process and clarify whether these doctors are employees of the company.
Liquidity and Capital Resources, page 26

20. Please provide an evaluation of your ability to meet upcoming cash requirements over both the short and long term. Current liabilities exceed current assets at June 30, 2019, and you have incurred substantial losses and cash outflows in the periods presented. Please provide your quantified analysis of the funds necessary to maintain current operations, achieve stated objectives or plans, and pay potential damages from the pending litigation.
         Discuss the expected sources of the necessary funds. Please refer to Sections 501.03 and
         501.13 of the Financial Reporting Codification for guidance. Please consider combining the discussions of liquidity on pages 26 and 28 into a single section for clarity.
Directors, Executive Officers, Promoters and Control Persons, page 29

21. We note your disclosure that Ms. Yan separately devotes 20 hours per week to another business. Accordingly, please add a risk factor to discuss constraints on your executives'
         ability to devote time to the business.
22. Please revise the discussions of your management's business experience to provide clear disclosure regarding the activities of each officer or director during the last five years, including the companies at which each executive worked and the dates of employment at each company. In addition, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.
Dilution, page 33

23. Please advise why a dilution section is not required by Item 506 of Regulation S-K or revise as necessary.
Use of Proceeds, page 33
FirstName LastNameYin Yan
24. It appears that you have no specific plan for your use of proceeds. Please revise your
Comapany NameBio Essence Corp.
       disclosure to discuss the principal reasons for the offering and add a risk factor concerning
November lack2019specific plan. Please refer to Item 504 of Regulation S-K.
       the 26, of a Page 4
FirstName LastName
 Yin Yan
FirstName LastNameYin Yan
Bio Essence Corp.
Comapany 26, 2019 Essence Corp.
November NameBio
November 26, 2019 Page 5
Page 5
FirstName LastName
Exhibit Index, page 39

25. Please revise the exhibit index to list the legal opinion separately as Exhibit 5.
Signatures, page 40

26. The registration statement should be signed by the registrant, its principal executive officer, its principal financial officer, its controller or principal accounting officer and by at least a majority of the board of directors or persons performing similar functions.
         Please refer to the signature page of Form S-1 and Instructions 1 and 2.
Exhibits

27. Please have counsel revise the legal opinion to remove references to the State of Maryland as the state of incorporation on page two of the opinion.
28. Please file the Board Director Agreement that was entered in June 2019 as an exhibit to the registration statement.
29.      Please file your material leaseholds as exhibits.
General

30. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
31. Please revise your disclosure throughout to explain whether you will be registering your common stock under the Exchange Act in connection with this offering. If not, then add a separate risk factor to explain that you will not be subject to the proxy rules under Section
         14 of the Exchange Act, the prohibition of short-swing profits under
Section 16 of the
         Exchange Act, the beneficial ownership reporting requirements of Sections 13(d) and (g)
         of the Exchange Act, and that your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act to the extent that you have fewer than 300 shareholders.
32. Please tell us how you will determine whether a particular sale of common stock will be made pursuant to the primary offering, in which the net proceeds will go to the company, or the secondary offering, in which proceeds will go to selling shareholders/affiliates of the company who are selling the IPO Shares.
 Yin Yan
FirstName LastNameYin Yan
Bio Essence Corp.
Comapany 26, 2019 Essence Corp.
November NameBio
Page 6
November 26, 2019 Page 6
FirstName LastName
        You may contact David Burton at (202) 551-3626 or Terence O'Brien at
(202) 551-
3355 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Life
Sciences
cc:      Devin W. Bone, Esq.